Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

On September 25, 2022, Inpixon (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of Inpixon (“CXApp” and, together with Inpixon, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will acquire Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”) to be issued to Inpixon stockholders.

The Merger Agreement, along with the Separation Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions: (i) Inpixon will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in cash (the “Cash Contribution”), (ii) following the Separation, Inpixon will distribute 100% of the shares of CXApp Common Stock to Inpixon stockholders and other security holders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

The following unaudited pro forma condensed consolidated financial information is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and has been prepared subject to the assumptions and adjustments as described in the notes thereto. Specifically, the unaudited pro forma condensed consolidated financial information set forth below reflects the effects of the Business Combination on (i) the Company’s condensed consolidated balance sheet as of June 30, 2022, as if the Business Combination had occurred on that date, and (ii) Company’s condensed consolidated statement of operations for the six months ended June 30, 2022, and the year ended December 31, 2021, as if the Business Combination had occurred on January 1, 2021. Management believes that the assumptions used, and adjustments made are reasonable under the circumstances and given the information available.

The following unaudited pro forma condensed consolidated financial statements have been derived from historical financial statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The pro forma adjustments reflect the impacts of events directly attributable to the Business Combination, that are factually supportable, and for purposes of the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the Company. The following unaudited proforma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the financial condition or results of operations of the Company that would have occurred if the Business Combination had occurred on the dates indicated, nor is it indicative of the future financial condition or results of operations of the Company.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

●	The accompanying notes to the unaudited pro forma condensed consolidated financial statements;
●	The Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022, included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022; and
●	The Company’s audited consolidated financial statements as of and for the year ended December 31, 2021, included in its Annual Report on Form 10-K for the year ended December 31, 2021.

The historical condensed consolidated statement of operations for the year ended December 31, 2021, has been adjusted by Company management to reflect certain reclassifications to conform with current financial statement presentation.

INPIXON AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2022

(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (a)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma

Assets

Current Assets
Cash and cash equivalents	$65,755	$(10,000)	(c), (d)	$55,755
Accounts receivable, net of allowances	2,767	(1,231)	(c)	1,536
Other receivables	311	(36)	(c)	275
Inventory	1,581	(10)	(c)	1,571
Note receivable	5,967	-		5,967
Prepaid expenses and other current assets	3,463	(1,503)	(c)	1,960

Total Current Assets	79,844	(12,780)		67,064

Property and equipment, net	1,348	(215)	(c)	1,133
Operating lease right-of-use asset, net	1,582	(847)	(c)	735
Software development costs, net	1,647	(562)	(c)	1,085
Investments in equity securities	582	6,090	(e)	6,672
Long-term investments	2,500	(2,500)	(e)	-
Intangible assets, net	30,126	(21,450)	(c)	8,676
Other assets	217	(53)	(c)	164

Total Assets	$117,846	$(32,317)		$85,529

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$900	$(327)	(c)	573
Accrued liabilities	4,116	(2,087)	(c)	2,029
Operating lease obligation, current	600	(266)	(c)	334
Deferred revenue	3,638	(2,452)	(c)	1,186
Short-term debt	1,911	-		1,911
Acquisition liability	3,486	-		3,486

Total Current Liabilities	14,651	(5,132)		9,519

Long Term Liabilities
Operating lease obligation, noncurrent	1,022	(602)	(c)	420
Other liabilities, noncurrent	28	(30)	(c)	(2)

Total Liabilities	15,701	(5,764)		9,937

Commitments and Contingencies

Mezzanine Equity
Series 8 Convertible Preferred Stock- 53,197.7234 shares authorized; 53,197.7234 issued and outstanding as of June 30, 2022, respectively. (Liquidation preference of $53,197,723)	48,158	-		48,158

Stockholders’ Equity
Common Stock - $0.001 par value; 26,666,667 shares authorized; 2,068,080 issued and 2,068,079 outstanding as of June 30, 2022, respectively.	2	-	(f)	2
Additional paid-in capital	334,589	-		334,589
Treasury stock, at cost, 1 share	(695)	-		(695)
Accumulated other comprehensive income	598	-		598
Accumulated deficit	(281,463)	(26,553)	(c), (d), (e)	(308,016)

Stockholders’ Equity Attributable to Inpixon	53,031	(26,553)		26,478

Non-controlling Interest	956	-		956

Total Stockholders’ Equity	53,987	(26,553)		27,434

Total Liabilities, Mezzanine Equity and Stockholders’ Equity	$117,846	$(32,317)		$85,529

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2022

(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (a)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma
Revenues	$9,956	$(4,731)	(g)	$5,225

Cost of Revenues	2,782	(1,129)	(g)	1,653

Gross Profit	7,174	(3,602)		3,572

Operating Expenses
Research and development	8,997	(4,421)	(g)	4,576
Sales and marketing	4,600	(2,676)	(g), (h)	1,924
General and administrative	13,002	(853)	(g), (h)	12,149
Acquisition-related costs	268	(16)	(g)	252
Impairment of goodwill	7,570	(5,540)	(g)	2,030
Amortization of intangibles	2,691	(1,948)	(g)	743

Total Operating Expenses	37,128	(15,454)		21,674

Loss from Operations	(29,954)	11,852		(18,102)

Other Income (Expense)
Interest income (expense), net	178	(9)	(g)	169
Other expense, net	(771)	234	(g)	(537)
Unrealized loss on equity securities	(1,256)	-		(1,256)
Total Other Expense	(1,849)	225		(1,624)

Net Loss, before tax	(31,803)	12,077		(19,726)
Income tax provision	(84)	62	(g)	(22)
Net Loss	(31,887)	12,139		(19,748)

Net Loss Attributable to Non-controlling Interest	(804)	-		(804)

Net Loss Attributable to Stockholders of Inpixon	(31,083)	12,139		(18,944)
Accretion of Series 7 preferred stock	(4,555)	-		(4,555)
Accretion of Series 8 Preferred Stock	(6,785)	-		(6,785)
Deemed dividend for the modification related to Series 8 Preferred Stock	(2,627)	-		(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	1,469	-		1,469
Amortization premium- modification related to Series 8 Preferred Stock	1,362	-		1,362
Net Loss Attributable to Common Stockholders	$(42,219)	$12,139		$(30,080)
Basic and diluted loss per share	$(21.68)		(f)	$(15.45)
Weighted Average Shares Outstanding, basic and diluted	1,947,365		(f)	1,947,365

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2021

(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (b)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma
Revenues	$15,995	$(6,368)	(g)	$9,627

Cost of Revenues	4,374	(1,646)	(g)	2,728

Gross Profit	11,621	(4,722)		6,899

Operating Expenses
Research and development	14,121	(6,704)	(g)	7,417
Sales and marketing	8,261	(4,763)	(g), (h)	3,498
General and administrative	41,352	(21,137)	(g), (h)	20,215
Acquisition-related costs	1,248	(628)	(g)	620
Impairment of goodwill	14,789	(11,896)	(g)	2,893
Amortization of intangibles	4,467	(3,047)	(g)	1,420

Total Operating Expenses	84,238	(48,175)		36,063

Loss from Operations	(72,617)	43,453		(29,164)

Other Income (Expense)
Interest income, net	1,183	(1)	(g)	1,182
Loss on exchange of debt for equity	(30)	-		(30)
Benefit for valuation allowance on related party loan - held for sale	7,345	-		7,345
Other expense, net	(173)	(81)	(g)	(254)
Gain on related party loan - held for sale	49,817	-		49,817
Unrealized loss on equity securities	(57,067)	-		(57,067)
Total Other Income	1,075	(82)		993

Net Loss, before tax	(71,542)	43,371		(28,171)
Income tax benefit (provision)	1,412	(2,527)	(g)	(1,115)
Net Loss	(70,130)	40,844		(29,286)

Net Loss Attributable to Non-controlling Interest	(975)	-		(975)

Net Loss Attributable to Stockholders of Inpixon	(69,155)	40,844		(28,311)
Accretion of Series 7 preferred stock	(8,161)	-		(8,161)
Net Loss Attributable to Common Stockholders	$(77,316)	$40,844		$(36,472)
Basic and diluted loss per share	$(53.70)		(f)	$(25.33)
Weighted Average Shares Outstanding, basic and diluted	1,439,753		(f)	1,439,753

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(1)	Basis of presentation

The unaudited pro forma condensed financial statements are based on the historical consolidated financial statements of the seller as adjusted to give effect to the Separation. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2022, and the year ended December 31, 2021, give effect to the Separation as if it were completed on January 1, 2021. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2022, gives effect to the Separation as if it were completed on June 30, 2022. The transaction accounting adjustments for the Separation consist of those necessary to account for the Separation.

(2)	Unaudited Pro Forma Adjustments

The following is a summary of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial statements based on preliminary estimates, which may change as additional information is obtained.

a.	Reflects amounts as originally reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.

b.	Reflects amounts as originally reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2021.

c.	Reflects the elimination of the Enterprise Apps Business assets, liability and historical equity balances including within the Company’s consolidated financial statements. The amount of the actual gain will be calculated based on the net book value of the sold business as of the closing of the Business Combination and therefore could differ from the current estimate.

d.	Reflects adjustment for remaining cash contribution of $3.8 million agreed upon within the Separation agreement.

e.	Reflects adjustment for the stepped-up value of Inpixon’s investment in Class A and Class B Units of Cardinal Ventures Holdings LLC, which has certain interests in the sponsor of KINS. As such, Inpixon is entitled to an allocation of financial instruments distributed; assuming all public shareholders redeem as a result of the business combination Inpixon expects to receive 600,000 Class A shares of KINS and 2,500,000 private warrants. This results in an investment in equity securities of approximately $6.1 million assuming a $10.00 per share prices and an estimated value of the private warrants being determined based on a trading price of $0.036 per share as of October 14, 2022.

f.	Reflects adjustment for reverse stock split of the Company’s authorized and issued and outstanding shares of common stock at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock. The Company executed the reverse stock split on October 7, 2022.

g.	Reflects the elimination of the historical revenues and expenses directly to related to the Enterprise Apps Business that will not recur in the Company’s consolidated statement of operations beyond a year from the date of the Business Combination.

h.	Reflects management’s estimate of approximately $1.1 million and $.6 million of historical costs mainly executive salaries and benefits in general and administrative and sales and marketing expenses to replace shared personnel that were allocated to the Enterprise Apps Business that are needed to run the Company on a stand-alone basis added back to the statement of operations for the year ended December 31, 2021 and for the six months ended June 30, 2022, respectively.

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